Aquasition Announces Extension of Tender Offer

New York, NY—Aquasition Corp. (the “Company”) (NASDAQ: AQU), a special purpose acquisition company, announced that it had extended the expiration of its previously announced tender offer to purchase up to 4,995,000 shares of its common stock, par value $0.0001 per share, at a purchase price of $10.30 per share, net to the seller in cash, without interest.

The tender offer, which was previously scheduled to expire at 5:00 pm (New York City time) on Tuesday, July 1, 2014, will now expire at 5:00 pm (New York City time) on Tuesday, July 29, 2014, unless otherwise extended or earlier terminated in accordance with the terms of the tender offer. Through June 30, 2014, no shares of Aquasition’s common stock had been tendered in the tender offer.

About Aquasition Corp.

Aquasition Corp. is a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more businesses or assets.

Additional Information

On June 3, 2014, Aquasition filed tender offer materials with the Securities and Exchange Commission (the “SEC”) in connection with the acquisition of Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands, which is in the business of design, manufacturing, marketing, distribution and sale of casual menswear in China, including apparel and accessories, which it markets under the “KBS” brand. On June 5, 2014, Aquasition filed additional tender offer materials with the Securities and Exchange Commission (the “SEC”). On June 24, 2014, Aquasition filed amended tender offer materials in response to SEC comments. Aquasition is conducting a tender offer for its common stock in order allow shareholders the opportunity to redeem their shares if and when these transactions are completed. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy shares of Aquasition common stock are being made pursuant to a tender offer statement on Schedule TO and other offer documents, as amended, that Aquasition has filed with the SEC. The tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents), as amended, contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials (and all other materials filed by Aquasition with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders of Aquasition are urged to read the tender offer documents, as amended, and the other relevant materials before making any investment decision with respect to the tender offer because they contain important information about these transactions and the tender offer.

Contact: Matthew Los, +44(0)20-7426-1155